11021985

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC Mail Processing RECEIVED APR 0 5 2011

SEC File Number
8-52989

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **January 1, 2010** and ending **December 31, 2010**

A. REGISTRANT INFORMATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Jump Trading, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
600 West Chicago, Suite 825
(No. and Street)

Chicago	Illinois	60610
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Carey Harrold (312) 930-9603
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

205 North Michigan Avenue
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Carey Harrold**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Jump Trading, LLC** as of **December 31, 2010**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Official Seal
K Stillwell
Notary Public State of Illinois
My Commission Expires 11/19/2012

Carey Harrold
Signature

Chief Financial Officer
Title

K. Stillwell
Notary Public

This Report** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of general creditors
- [ ] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3
- [ ] (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c-3-3
- [ ] (j) A reconciliation, including appropriate explanation, of the Computation of Net capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [ ] (o) Independent Auditors' Report on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)3.*

JUMP TRADING, LLC

Facing Page

Oath or Affirmation

TABLE OF CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
205 N Michigan Ave
Chicago, IL 60601-5927
tel 312 729 8000
fax 312 729 8199
bakertilly.com

INDEPENDENT AUDITORS' REPORT

Member
Jump Trading, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Jump Trading, LLC as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Jump Trading, LLC as of December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Chicago, Illinois
February 25, 2011

JUMP TRADING, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS	
ASSETS	
Cash and cash equivalents	$ 2,922,389
U.S. Treasuries, at fair value	180,243,948
Due from broker-dealers and clearing organizations	46,574,567
Money market funds	68,382,439
Securities owned, at fair value	76,051,955
Due from related parties	1,500
Memberships in exchanges, at cost (fair value $13,900,000)	14,099,984
Other assets	62,560
TOTAL ASSETS	$ 388,339,342
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Securities sold, not yet purchased, at fair value	$ 39,066,267
Due to broker-dealers and clearing organizations	26,257,498
Commodity futures and options positions	6,147,504
Accounts payable and accrued expenses	86,852,578
Total Liabilities	158,323,847
MEMBER'S EQUITY	230,015,495
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 388,339,342

See notes to statement of financial condition.

NOTE 1 - Nature of Operations

Jump Trading, LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of various exchanges. The Company self-clears some of its futures transactions, the rest of its trading activity is cleared through other broker-dealers. All trading activities are done for the benefit of the members and no customer accounts are maintained.

The Company is organized as a limited liability company under the Limited Liability Company Act of the State of Delaware. As a limited liability company, the member's liability is limited to the extent of their direct equity investment.

NOTE 2 - Summary of Significant Accounting Policies

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and futures transactions entered into for the account and risk of the Company, when present, are recorded on a trade-date basis. All marketable securities, futures, and options positions are valued at fair value which is the market value and the resulting difference between cost and market is included in income.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded gross on the statement of financial condition.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities and futures transactions occur. These expenses are netted with trading gains in the statement of operations.

Fair Value of Financial Instruments

The Company's short-term financial instruments consist of the following: cash and cash equivalents, due from broker-dealers and clearing organizations, money market funds, due to broker-dealers and clearing organizations, commodity futures and options positions and accounts payable and accrued expenses. The carrying values of these short-term financial instruments approximate their estimated fair values based on the instruments short-term nature.

For the fiscal year ended December 31, 2010, there have been no changes in the application of valuation methods applied to similar assets and liabilities.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly-liquid short-term investments with maturities of three months or less at the date of acquisition.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Cash Balances

The Company has cash balances in excess of the $250,000 FDIC limits as of December 31, 2010. The Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such accounts.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at fair value. Fair value for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices.

The realized and unrealized gains and losses on derivative instruments included in Trading Gains on the Statement of Income and Changes in Member's Equity for the year ended December 31, 2010 are as follows:

U.S. futures	$ 228,094,822
Foreign currency	172,300,967
Foreign futures	82,765,687
Fixed income	18,777,557
Equities	7,501,096
Other	2,606
Total	$ 509,442,735

Exchange Memberships

Exchange memberships are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There was no impairment for the year ended December 31, 2010.

NOTE 2 - Summary of Significant Accounting Policies (cont.)

Income Tax

As a limited liability company, the Company elected to be taxed as a partnership; consequently, taxable income or loss is allocated to the member in accordance with the operating agreement and no provision or liability for Federal income taxes has been included in the financial statements. The Company is not subject to certain state income taxes due to its investment partnership status.

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. The Company did not have any uncertain tax positions at December 31, 2010. When applicable, the Company will record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's statement of income. Income tax returns for the years ended December 31, 2007 through 2010 remain open, and are subject to review by applicable tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Fair Value of Financial Instruments

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company is able to classify fair value balances based on the observability of those inputs. This standard establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy defined by this standard are as follows:

Level 1 – Fair value is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets in which the Company can participate. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies.

Level 3 – Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value. At each balance sheet date, the Company performs an analysis of all instruments subject to this standard and includes in level 3 all of those whose fair value is based on significant unobservable inputs.

The following table sets forth by level within the fair value hierarchy the Company's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2010. As required by this standard, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Level 1	Level 2	Level 3	Total Carrying Value
Securities owned	$ 76,051,955	-	-	$ 76,051,955
Securities sold, not yet purchased	39,066,267	-	-	39,066,267
U.S. treasuries	180,243,948	-	-	180,243,948
Money market funds	68,382,439	-	-	68,382,439
Commodity futures and option positions	6,147,504	-	-	6,147,504

NOTE 4 - Due From Broker-Dealers and Clearing Organizations

The Company generally clears its proprietary transactions through other broker-dealers on a fully-disclosed basis. At December 31, 2010, the Company had amounts due from these broker-dealers and clearing organizations totaling $46,574,567 and amounts due to broker-dealers and clearing organizations totaling $26,257,498.

NOTE 5 - Securities Owned and Sold, Not Yet Purchased

Marketable securities and futures owned and sold, not yet purchased, consisted of trading and investment securities at fair value, as follows at December 31, 2010:

	Owned	Sold, Not Yet Purchased
Equities	$ 76,051,955	$ 39,066,267

NOTE 6 - Memberships in Exchanges

The Company owns various exchange memberships at the Chicago Mercantile Exchange ("CME"), Chicago Stock Exchange ("CHX"), Chicago Climate Futures Exchange ("CCX"), Kansas City Board of Trade ("KCBOT"), Minneapolis Grain Exchange ("MGX"), Chicago Board of Trade ("CBOT"), New York Mercantile Exchange ("NYMEX" and "COMEX"), New York Board of Trade ("NYBOT"), London Metals Exchange ("LME"), Dubai Mercantile Exchange ("DME"), and NYSE Euronext ("NYX").

The Company carries these exchange memberships at their cost of $14,099,984. At December 31, 2010, fair market value of these memberships and shares was approximately $13,900,000.

NOTE 7 - Member's Equity

	Class A (Voting)	Class B (Non-Voting)	Total
Balance at January 1, 2010	$ 195,703,147	$ 1,161,907	$ 196,865,054
Net income	267,799,762	-	267,799,762
Contributions	1,200,000	-	1,200,000
Distributions	(234,687,414)	(1,161,907)	(235,849,321)
Balance at December 31, 2010	$ 230,015,495	$ -	$ 230,015,495

On January 1, 2010, all Class B stock subscription rights were transferred to the Class A member.

NOTE 8 - Related Parties

Jump Financial, LLC ("Financial") owns 100% of the Class A shares of the Company. On January 1, 2010 all Class B stock subscription rights were transferred to Financial. Financial is also the sole member of three additional wholly-owned subsidiary LLC's: Jump Power ("Power"), Jump International ("International") and Jump Operations ("Operations"). Power and International are trading firms that deal in markets other than those in which Trading conducts business. Operations is a management entity that receives management fees from Trading, Power and International.

The Company entered into a shared services agreement with Jump Operations, LLC during November 2008 which covers various operating expenses. The agreement expires in November 2011 and is automatically renewed annually through November 2013 unless cancelled by either party with sixty days notice. Under the agreement, the Company pays Operations a monthly fee for services rendered. In 2010, Trading paid Operations a total of $76,509,393 under this agreement. Total minimum payments due under this agreement at December 31, 2010 was $36,000,000 subject to a year-end true up. The Company had a receivable from Jump Operations, LLC of $1,500 at December 31, 2010.

NOTE 9 - Financial Instruments With Off-Balance Sheet Risk

The Company, in connection with its market-making and trading activities, enters into transactions involving derivative financial instruments, primarily options. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments, securities, or futures at a contracted price. Options written obligate the Company to deliver or take delivery of those specified financial instruments, securities, or commodities at a contracted price in the event the option is exercised by the holder. These financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the financial instrument at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The risks are generally not limited to the unrealized market value changes on the financial instruments. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates. Premiums and unrealized gains for written and purchased option contracts are recognized in the statement of financial condition. The Company does not expect the settlement of the aforementioned transactions to have a material adverse effect on the financial condition of the Company.

The Company has sold securities that it does not currently own and therefore may be obligated to purchase such securities at a future date. The Company has recorded these obligations of $26,257,498 in the financial statements at December 31, 2010 at fair value which is the market value of the related securities. The Company will incur a loss if the market value of the securities increases subsequent to December 31, 2010.

NOTE 10 - Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to periodically review, as necessary, the credit standing of each counterparty.

NOTE 11 - Commitments and Contingent Liabilities

Lease Guaranty

The Company has entered into agreements guaranteeing the performance and payment of Jump Operations, LLC under certain office lease agreements. These leases require future minimum lease payments totaling approximately $12,300,000 through their 2020 expiration date. The Company does not anticipate non-performance of Jump Operations, LLC under these leases and as such believes the risk of incurring a loss in connection with these guarantees is remote.

NOTE 12- Subsequent Events

The Company has evaluated subsequent events occurring through February 25, 2011, the date that the financial statements were available to be issued, for events requiring recording or disclosure in the Company's financial statements.

NOTE 13 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2010, the Company had net capital of $138,997,327, which was $133,207,156 in excess of its required net capital of $5,790,171. The Company's ratio of aggregate indebtedness to net capital was 0.62 to 1.

JUMP TRADING, LLC

Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION

Including Independent Auditors' Report

December 31, 2010

BAKER TILLY

Candor. Insight. Results.

JUMP TRADING, LLC

Chicago, Illinois

STATEMENT OF FINANCIAL CONDITION

Including Independent Auditors' Report

December 31, 2010

(Filed Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934)

an independent member of
BAKER TILLY
INTERNATIONAL